Mail Stop 4720

January 6, 2010

C. Daniel Myers
Chief Executive Officer
Alimera Sciences, Inc.
6120 Windward Parkway, Suite 290
Alpharetta, GA 30005

> **Re:** **Alimera Sciences, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed December 23, 2009**
> **File No. 333-162782**

Dear Mr. Myers:

We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Comments on your confidential treatment request will be delivered under separate cover.

Prospectus Summary, page 1

2. We note your discussion of the undesirable side effects of FA and intraocular pressure in the "Risk Factor" and "Business" sections. Please revise the description of Iluvien in the discussion titled "Our Company" on pages 1 and 2 to include this information.

Use of Proceeds, page 32

3. We note your response to comment 7 that if the offers were completed September 30, 2009 there would have been no accrued interest payable to pSividia. Please revise the "Use of Proceeds Discussion" to disclose the interest payable as of the latest date practicable.

Risk Factors, page 7

We face heavy government regulation, and approval of Iluvien and our other product candidates from the FDA and from similar entities in other countries is uncertain, page 7

4. What is your basis for expecting a waiver for the requirement that you perform carcinogenicity studies in animals?

5. Please disclose how much additional time these studies would require if you do not obtain waivers.

We will rely on a single manufacturer for Iluvien…, page 10

6. Please explain how the manufacturer of the Iluvien inserter is affiliated with Flextronic International or identify the actual manufacturer.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Overview, page 39

7. We note your response to comment 9 which states that you believe your cash and cash equivalents are sufficient to fund your operations through February 2010. However, your disclosure on pages 25 and 39 states that your cash and cash equivalents are sufficient to fund your operations into July 2010. Please explain the discrepancy. Additionally, if you believe that your available cash is sufficient to fund your operations into July 2010 please revise your disclosure to describe any cost containment changes to your operations, additional available sources of capital, or other changes that were made to extend your resources for an additional seven months.

The Valuation of Our Common Stock, page 46

8. Explain to us how you determined the likelihood of an initial public offering at December 1, 2009 and December 16, 2009 of only 20% and 25%, respectively. Include why the likelihood of a sale of the company/assets is greater than that of an initial public offering at December 1, 2009 and December 16, 2009. Also explain how the significance of the December 16, 2009 month 24 clinical readout from our FAME Study was considered in estimating the likelihood of both an initial public offering and the sale of the company/assets.

Compensation Discussion and Analysis, page 93

9. Please revise the description of the 2009 corporate and individual goals to more specifically describe the following:

- The goals related to cash management and financing;
- The objective related to the 2008 financial audit;
- The goal related to building relationships with analysts and investment bankers;
- The management technology transfer; and
- The objective management of public relations.

10. To the extent that the compensation committee has made any determinations as to whether any of the goals were achieved, please provide this information.

Executive Compensation, page 100

11. Please update your executive compensation disclosure to provide compensation paid during the year ended December 21, 2009. If you have not determined bonuses for 2009, please include a footnote to the executive compensation table disclosing that bonuses have not yet been determined.

12. We note that Messrs. Myers', Eiswirth's, Green's, Holland's and Ms. Caballa's salaries and bonus potentials were revised in December 2009, effective January 2009. Please explain whether "effective 2009" related to the bonus potential adjustment or you made retroactive salary payments.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at 202-551-3652 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674, Suzanne Hayes at 202-551-3675 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director